May 22, 2025

Sunit Patel
Chief Financial Officer
Crown Castle Inc.
8020 Katy Freeway
Houston, Texas 77024

        Re: Crown Castle Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            Form 10-Q for the quarterly period ended March 31, 2025 File No. 001-16441
Dear Sunit Patel:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Critical Accounting Policies and Estimates
Accounting for Long-Lived Assets - Impairment Evaluation, page 48

1. We note your disclosure that in light of the impairment of the Fiber segment goodwill of approximately $5 billion, the Company conducted a review during the fourth quarter of 2024, including analysis of both market-level and segment-level information, and determined there was no impairment of its Fiber segment long-lived assets. In performing your impairment testing, please tell us how you considered the guidance in ASC 350-20-35-31 in performing your recoverability test for your long-
       lived assets prior to your goodwill impairment test and how that may have impacted such analysis, if any.
Form 10-Q for the quarterly period ended March 31, 2025
Condensed Consolidated Statement of Operations and Comprehensive Income (Loss), page 4

2. We note your presentation of income (loss) from discontinued operations before gain (loss) from disposal, net of tax and gain (loss) from disposal of discontinued
 May 22, 2025
Page 2

       operations, net of tax. Please tell us how your disclosure complies with ASC 205-20-
       45-3A, which requires disclosure of the tax impact of all discontinued operations as a separate component of income or loss. In addition, please reconcile the difference between the $830 million reported as loss from disposal of discontinued operations, net of tax and the $819 million reported as valuation allowance for assets held for sale in your table on page 9.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Robert Collins